ADOMANI, Inc.
4740 Green River Road, Suite 106

Corona, California 92880

VIA EDGAR

November 1, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Julie Griffith Mr. John Dana Brown

Re:	ADOMANI, Inc. Registration Statement on Form S-3 File No. 333-226871

Acceleration Request

Requested Date: November 2, 2018
Requested Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Griffith:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ADOMANI, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-226871) to become effective at 4:30 p.m. Eastern Time on November 2, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Michael A. Hedge at (949) 623-3519.

Sincerely,

ADOMANI, INC.

By:	/s/ Michael K. Menerey
Michael K. Menerey
Chief Financial Officer

cc:	James L. Reynolds, ADOMANI, Inc.
Michael A. Hedge, K&L Gates LLP
Matthew A. Susson, K&L Gates LLP